Exhibit 99.1

500.com Limited Announces Financial Results For the First Quarter of 2017

SHENZHEN, China, May 10, 2017—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the first quarter ended March 31, 2017.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate any revenue from sports lottery sales in the first quarter of 2017.

First Quarter 2017 Highlights

•	Net revenues were RMB18.4 million (US$2.7 million), compared with RMB7.5 million for the fourth quarter of 2016, and RMB2.2 million for the first quarter of 2016.

•	Operating loss was RMB63.9 million (US$9.3 million), compared with operating loss of RMB98.2 million for the fourth quarter of 2016, and operating loss of RMB97.3 million for the first quarter of 2016.

•	Non-GAAP[1] operating loss was RMB35.1 million (US$5.1 million), compared with non-GAAP operating loss of RMB64.9 million for the fourth quarter of 2016, and non-GAAP operating loss of RMB49.3 million for the first quarter of 2016.

•	Net loss attributable to 500.com was RMB62.3 million (US$9.1 million), compared with net loss attributable to 500.com of RMB9.1 million for the fourth quarter of 2016, and net loss attributable to 500.com of RMB90.9 million for the first quarter of 2016.

•	Non-GAAP net loss attributable to 500.com was RMB33.6 million (US$4.9 million), compared with non-GAAP net income attributable to 500.com of RMB24.2 million for the fourth quarter of 2016, and non-GAAP net loss attributable to 500.com of RMB42.9 million for the first quarter of 2016.

•	Basic and diluted losses per ADS were RMB1.52 and RMB1.52, respectively.

•	Non-GAAP basic and diluted losses per ADS were RMB0.82 and RMB0.82, respectively.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this release.

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Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our financial results for the first quarter of 2017. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

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First Quarter 2017 Financial Results

Net Revenues

Net revenues were RMB18.4million (US$2.7 million), compared with RMB7.5 million for the fourth quarter of 2016, and RMB2.2 million for the first quarter of 2016. Net revenues for the first quarter of 2017 were primarily generated from mobile gaming and sports information services.

Operating Expenses

Operating expenses were RMB82.8 million (US$12.0 million), representing a decrease of 17.3% from RMB100.1 million during the first quarter of 2016, and a decrease of 16.9% from RMB99.6 million during the fourth quarter of 2016. The year-over-year decrease was mainly due to decreases in share-based compensation expenses associated with share options granted to the Company’s employees of RMB19.3 million and salary expenses of RMB5.0 million, which were partially offset by increases in marketing and promotional expenses relating to mobile gaming and sports information services of RMB2.7 million and rental expenses of RMB4.2 million for the Company’s new office. The sequential decrease was mainly due to decreases in share-based compensation expenses associated with share options granted to the Company’s employees of RMB4.6 million, salary expenses of RMB5.7 million, the impairment loss on equity investment of RMB3.3 million, consulting expenses of RMB2.4 million and business travel expense of RMB2.3 million.

Cost of services was RMB5.9 million (US$0.9 million), representing an increase of 55.3% from RMB3.8 million during the first quarter of 2016, and an increase of 40.5% from RMB4.2 million during the fourth quarter of 2016. The year-over-year increase was mainly due to an increase in amortization associated with acquired intangible assets of RMB3.1 million, which was partially offset by a decrease in account handling expenses related to the Company’s mobile distribution channels of RMB0.6 million and a decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB0.3 million. The sequential increase was attributable to an increase in amortization associated with acquired intangible assets of RMB1.8 million.

Sales and marketing expenses were RMB10.9 million (US$1.6 million), representing a decrease of 17.4% from RMB13.2 million during the first quarter of 2016, and a decrease of 12.8% from RMB12.5 million during the fourth quarter of 2016. The year-over-year decrease was mainly due to a decrease in salary expenses of RMB3.0 million due to the disposal of Sumpay.cn and share-based compensation expenses associated with share options granted to the Company’s employees of RMB1.6 million, which were partially offset by an increase in marketing and promotional expenses relating to mobile gaming and sports information services of RMB2.3 million. The sequential decrease was mainly due to decreases in salary expenses of RMB1.3 million and share-based compensation expenses associated with share options granted to the Company’s employees of RMB0.3 million.

General and administrative expenses were RMB51.1 million (US$7.4 million), representing a decrease of 16.9% from RMB61.5 million during the first quarter of 2016, and a decrease of 22.8% from RMB66.2 million during the fourth quarter of 2016. The year-over-year decrease was attributable to decrease in share-based compensation expenses associated with share options granted to the Company’s employees of RMB14.5 million, which was partially offset by an increase in rental expenses of RMB4.2 million for the Company’s new office. The sequential decrease was mainly due to decreases in share-based compensation expenses associated with share options granted to the Company’s employees of RMB3.5 million, the impairment loss on equity investment of RMB3.3 million, salary expenses of RMB3.0 million, consulting expenses of RMB2.4 million and travel expenses of RMB2.2 million.

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Service development expenses were RMB14.9 million (US$2.2 million), representing a decrease of 31.3% from RMB21.7 million during the first quarter of 2016, and a decrease of 11.3% from RMB16.8 million during the fourth quarter of 2016. The year-over-year decrease was mainly due to decrease in salary expenses of RMB3.0 million, share-based compensation expenses associated with share options granted to the Company’s employees of RMB2.9 million, depreciation expenses of RMB0.5 million and entertainment expenses of RMB0.5 million. The sequential decrease was mainly due to decreases in salary expenses of RMB1.5 million and share-based compensation expenses associated with share options granted to the Company’s employees of RMB0.7 million.

Operating Loss

Operating loss was RMB63.9 million (US$9.3 million), compared with operating loss of RMB97.3 million during the first quarter of 2016, and operating loss of RMB98.2 million during the fourth quarter of 2016.

Non-GAAP operating loss was RMB35.1 million (US$5.1 million), compared with non-GAAP operating loss of RMB49.3 million during the first quarter of 2016, and non-GAAP operating loss of RMB64.9 million during the fourth quarter of 2016.

Net Loss Attributable to 500.com

Net loss attributable to 500.com was RMB62.3 million (US$9.1 million), compared with net loss attributable to 500.com of RMB90.9 million during the first quarter of 2016, and net loss attributable to 500.com of RMB9.1 million during the fourth quarter of 2016. The year-over-year decrease was mainly due to an increase of net revenues of RMB16.2 million during the first quarter of 2017 generated from mobile gaming and sports information services and a decrease in operating expenses of RMB17.3 million. The sequential increase were mainly due to a gain from the disposal of Sumpay.cn of RMB72.1 million recognized during the fourth quarter of 2016, which was partially offset by an increase in revenues of RMB10.9 million during the first quarter of 2017 generated from mobile gaming and sports information services. In addition, a settlement payment of RMB10.0 million relating to the stockholder class action lawsuit was recognized during the fourth quarter of 2016, there was no such amounts recognized during the first quarter of 2017.

Non-GAAP net loss attributable to 500.com was RMB33.6 million (US$4.9 million), compared with non-GAAP net loss attributable to 500.com of RMB42.9 million during the first quarter of 2016, and non-GAAP net income attributable to 500.com of RMB24.2 million during the fourth quarter of 2016.

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Cash and Cash Equivalents, Restricted Cash, Time Deposits and Short-term Investments

As of March 31, 2017, the Company had cash and cash equivalents of RMB1,413.4 million (US$205.3 million), restricted cash2 of RMB2.3 million (US$0.3 million), time deposits3 of nil and short-term investments of RMB100.0 million (US$14.5 million), compared with cash and cash equivalents of RMB673.1 million, restricted cash of RMB3.7 million, time deposits of RMB804.7 million and short-term investments of RMB100.0 million as of December 31, 2016.

Prepayments and Other Current Assets

As of March 31, 2017, the balance of prepayment and other current assets was RMB70.4 million (US$10.2 million), compared with RMB125.5 million as of December 31, 2016. The balance as of March 31, 2017 mainly included: (i) the current portion of deferred expenses of RMB25.9 million (US$3.8 million); (ii) receivables of deposits of RMB13.8 million (US$2.0 million); (iii) receivables from third party payment service providers of RMB2.8 million (US$0.4 million); (iv) interest receivable of RMB2.8 million (US$0.4 million); and (v) other receivables of RMB25.1 million (US$3.6 million).

2 Restricted cash represents government grants received but pending final clearance.

3 Time deposits represent deposits in commercial banks with original maturities of greater than three months but less than a year.

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Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.8832 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2017.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities, and deferred tax expense relating to valuation allowance. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

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For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	673,102	1,413,399	205,340
Restricted cash	3,704	2,304	335
Time deposits	804,692	-	-
Short-term investments	100,000	100,000	14,528
Prepayments and other current assets	125,534	70,383	10,226
Total current assets	1,707,032	1,586,086	230,429

Non-current assets:
Property and equipment, net	53,935	64,106	9,313
Intangible assets, net	61,547	58,491	8,498
Goodwill	160,438	132,938	19,313
Deposits	5,810	5,803	843
Long-term investments	85,459	103,854	15,088
Other non-current assets	2,671	2,452	356
Total non-current assets	369,860	367,644	53,411

TOTAL ASSETS	2,076,892	1,953,730	283,840

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued payroll and welfare payable	16,270	9,544	1,387
Accrued expenses and other current liabilities	184,155	119,052	17,296
Income tax payable	9,050	7,141	1,037
Total current liabilities	209,475	135,737	19,720

Non-current liabilities:
Long-term payables	44,472	45,355	6,589
Deferred tax liabilities	14,902	14,525	2,110
Total non-current liabilities	59,374	59,880	8,699

Total liabilities	268,849	195,617	28,419

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2016 and March 31, 2017; 335,494,792 and 333,993,382 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively	115	115	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2016 and March 31, 2017; 74,400,299 and 74,400,299 shares issued and outstanding as of December 31, 2016 and March 31, 2017, respectively	28	28	4
Additional paid-in capital	2,198,385	2,227,808	323,659
Treasury shares	(123,258)	(137,408)	(19,963)
Accumulated deficit	(538,328)	(600,647)	(87,263)
Accumulated other comprehensive income	172,589	167,427	24,324
Total 500.com Limited shareholders’ equity	1,709,531	1,657,323	240,778
Noncontrolling interests	98,512	100,790	14,643
Total shareholders' equity	1,808,043	1,758,113	255,421

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,076,892	1,953,730	283,840

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500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	2,221	7,469	18,436	2,678

Operating expenses:
Cost of services	(3,770)	(4,183)	(5,850)	(850)
Sales and marketing	(13,154)	(12,493)	(10,894)	(1,583)
General and administrative	(61,481)	(66,169)	(51,110)	(7,425)
Service development expenses	(21,655)	(16,782)	(14,907)	(2,166)
Total operating expenses	(100,060)	(99,627)	(82,761)	(12,024)
Other operating income	22	1,461	49	7
Government grant	1,616	2,603	934	136
Other operating expense	(1,148)	(10,103)	(517)	(75)
Operating loss	(97,349)	(98,197)	(63,859)	(9,278)
Other income, net	-	-	302	44
Interest income	3,761	8,503	6,784	986
Loss from equity method investments	(178)	(92)	(130)	(19)
Gain from disposal of subsidiaries	-	72,136	-	-
Changes in fair value of contingent considerations	-	-	(467)	(68)
Loss before income tax	(93,766)	(17,650)	(57,370)	(8,335)
Income tax (expense) benefit	(1,419)	8,219	(2,670)	(388)
Net loss	(95,185)	(9,431)	(60,040)	(8,723)
Less: Net (loss) income attributable to the non-controlling interests	(4,255)	(374)	2,278	331
Net loss attributable to 500.com Limited	(90,930)	(9,057)	(62,318)	(9,054)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(6,052)	47,732	(7,108)	(1,033)
Change in fair value of available for sale securities	-	(508)	1,946	283
Other comprehensive (loss) income, net of tax	(6,052)	47,224	(5,162)	(750)
Comprehensive (loss) income	(101,237)	37,793	(65,202)	(9,473)
Less: Comprehensive (loss) income attributable to noncontrolling interests	(4,255)	(374)	2,278	331
Comprehensive (loss) income attributable to 500.com Limited	(96,982)	38,167	(67,480)	(9,804)

Losses per share attributable to 500.com Limited
Basic	(0.22)	(0.02)	(0.15)	(0.02)
Diluted	(0.22)	(0.02)	(0.15)	(0.02)
Losses per ADS* attributable to 500.com Limited
Basic	(2.17)	(0.22)	(1.52)	(0.22)
Diluted	(2.17)	(0.22)	(1.52)	(0.22)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	418,584,825	412,705,233	409,325,173	409,325,173
Diluted	418,584,825	412,705,233	409,325,173	409,325,173

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating loss	(97,349)	(98,197)	(63,859)	(9,278)
Adjustment for share-based compensation expenses	48,017	33,293	28,729	4,174
Adjusted operating loss (non-GAAP)	(49,332)	(64,904)	(35,130)	(5,104)

Net loss attributable to 500.com Limited	(90,930)	(9,057)	(62,318)	(9,054)
Adjustment for share-based compensation expenses	48,017	33,293	28,729	4,174
Adjusted net (loss) income attributable to 500.com Limited (non-GAAP)	(42,913)	24,236	(33,589)	(4,880)

(Losses) Earnings per share attributable to 500.com Limited (non-GAAP)
Basic	(0.10)	0.06	(0.08)	(0.01)
Diluted	(0.10)	0.06	(0.08)	(0.01)
(Losses) Earnings per ADS* attributable to 500.com Limited (non-GAAP)
Basic	(1.03)	0.59	(0.82)	(0.12)
Diluted	(1.03)	0.57	(0.82)	(0.12)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	418,584,825	412,705,233	409,325,173	409,325,173
Diluted	418,584,825	423,747,037	409,325,173	409,325,173

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

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